Mail Stop 3720


                                                            November 3, 2016


Tony Ramos
President
Mid-Hudson Region Rural Broadband Company, Inc.
1050 Connecticut Ave, NW
Washington, D.C. 20036

       Re:    Tony Ramos
              Amendment No. 9 to
              Offering Statement on Form 1-A
              Filed October 26, 2016
              File No. 024-10459

Dear Mr. Ramos:

       We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your offering circular contained in this amended filing is dated June 19, 2015. Please amend to file an updated offering circular containing all of the information required by
       Form 1-A. For example, your financial information should be update through June 30,
       2016. Your business plan description should be updated through your next filing date to describe your geographic area of operation, the potential types of customers for your product and how you expect to generate revenues from the installation and activation of the project's kit. We note the recent updates to the offering circulars of related filings,
       Western Gateway Region Rural Broadband Company, Inc. and Finger Lakes Region
       Rural Broadband Company, Inc.
 Tony Ramos
Mid-Hudson Region Rural Broadband Company, Inc.
November 3, 2016
Page 2


      You may contact Courtney Lindsay, Attorney-Adviser, at (202) 551-7237 or me at (202)
551-3810 with any questions.


                                                        Sincerely,

                                                        /s/ Larry Spirgel

                                                        Larry Spirgel
                                                        Assistant Director
                                                        AD Office 11 -
Telecommunications